UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a press release of X-Rite, Incorporated (the “Company”) relating to the proposed acquisition of the Company by Danaher Corporation (“Danaher”) pursuant to the terms of an Agreement and Plan of Merger, dated April 10, 2012, by and among Danaher, Termessos Acquisition Corp., a wholly-owned subsidiary of Danaher, and the Company.

The press release filed herewith as Exhibit 99.1 is not an offer to purchase or a solicitation of an offer to sell securities of the Company. The planned tender offer by Purchaser for all of the outstanding Shares of common stock of the Company has not been commenced. On commencement of the tender offer, Danaher will mail to the Company shareholders an offer to purchase and related materials and the Company will mail to its shareholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and the Company will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. The Company’s shareholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. The Company’s shareholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or the Company with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer (when one is selected).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 10, 2012.